Exhibit 99.49

November 5, 2025    News Release
OceanaGold Reports Third Quarter 2025 Results
(All financial figures in United States dollars unless otherwise stated)

•	On track to deliver full year guidance with strong Q4 advancing as planned
•	Free Cash Flow† of $94 million with $335 million of cash and no debt at quarter end
•	Share buyback program increased by 75% to $175M, expected to be completed by year end

(VANCOUVER, BC) OceanaGold Corporation (TSX: OGC; OTCQX: OCANF) ("OceanaGold" or the “Company”) reported its operational and financial results for the three and nine months ended September 30, 2025. The condensed interim consolidated financial statements and Management's Discussion and Analysis (“MD&A”) are available at www.oceanagold.com.
Third Quarter Highlights
•Remain on track to deliver full year production, cost and capital guidance.
•Safely and responsibly produced 103,500 ounces of gold and 3,100 tonnes of copper.
•Waste stripping at Haile and Macraes is well advanced, with higher-grade ore from the open pits delivered in the third quarter, positioning both sites to deliver a strong fourth quarter.
•All-In Sustaining Cost (“AISC”)† of $2,052 per ounce year to date, expecting to be lower in the fourth quarter commensurate with increased gold production.
•Record quarterly revenue of $449 million supported by record average realized gold price of $3,476 per ounce, with no hedges or prepays.
•Quarterly attributable net profit of $87 million, EPS of $0.38 and Adjusted EPS† of $0.40.
•EBITDA Margin† of 46% and Operating Cash Flow Per Share† of $0.93.
•Generated strong Free Cash Flow† of $94 million in the quarter and $283 million year to date, resulting in a trailing 12-month Free Cash Flow† yield1 of 15%.
•Cash balance increased by 12% from the prior quarter to $335 million with no debt.
•Completed $39 million in share repurchases in the quarter at an average price of CAD$24.14.
•Share buyback program for 2025 increased by 75% to $175 million, with $100 million repurchased year to date as of November 5, 2025.
•Declared a $0.03 per share quarterly dividend, payable in December 2025.
•Ongoing exploration success at Haile, demonstrating the upside for low-risk organic growth within the existing portfolio of assets.
† See “Non-IFRS Financial Information”
1 Calculated as trailing 12 month Free Cash Flow† over the average trailing 12 month market capitalization in USD.

•Fast-track permit approval for the Waihi North Project is expected by year-end.
Gerard Bond, President and CEO of OceanaGold, said: “The third quarter was another period of safe and responsible gold production in which we continued to generate substantial Free Cash Flow, despite it being the planned lowest production quarter of the year. The investment made in waste stripping at Haile and Macraes throughout 2025 has us in fresh open pit ore at both mines now, which positions us for the fourth quarter to be our strongest quarter of the year. Permitting of our Waihi North Project, which includes the high-grade Wharekirauponga underground, is progressing well and we continue to expect approval by year end - in the interim we are advancing early works activities.
The significant Free Cash Flow we have generated year to date of $283 million has allowed us to pay a higher dividend in 2025, continue to strengthen our balance sheet and increase our share buyback program for 2025 by 75% to $175 million. Our focus on investing in attractive organic growth and our disciplined capital allocation framework reflects our continued commitment to creating value and delivering strong returns to our shareholders."
Share Buyback and Dividend
As of November 5, 2025, the Company had completed the planned $100 million of share repurchases for 2025. The Board has approved a 75% increase to the share buyback program for 2025, with a total of $175 million in share buybacks expected to be completed by year end.
OceanaGold has declared a $0.03 per share dividend payable in December 2025. Shareholders of record at the close of business in each jurisdiction on November 19, 2025 (the "Record Date") will be entitled to receive payment of the dividend on December 19, 2025. The dividend payment applies to holders of record of the Company's common shares traded on the Toronto Stock Exchange.

Declaration of Dividend	Wednesday, November 5, 2025
Record Date	Wednesday, November 19, 2025
Dividend Payment Date	Friday, December 19, 2025
Dividends are payable in United States dollars. Shareholders in other jurisdictions can elect to participate in Computershare’s international payments service if they want to receive dividends in an alternative currency. This dividend qualifies as an ‘eligible dividend’ for Canadian income tax purposes.
† See “Non-IFRS Financial Information”

Results Overview

		Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
Gold Produced[1]
Haile	koz	30.0	47.7	64.9	129.2	137.4
Didipio	koz	21.9	24.5	27.9	66.9	77.3
Macraes	koz	32.8	30.0	28.3	91.2	87.5
Waihi	koz	18.8	17.3	13.8	52.9	35.7
Total gold produced[1]	koz	103.5	119.5	134.9	340.2	337.9
Gold Sales
Haile	koz	33.4	49.5	53.6	140.1	134.6
Didipio	koz	29.7	20.6	28.9	68.1	79.6
Macraes	koz	32.7	34.8	29.5	91.2	88.2
Waihi	koz	20.4	16.4	12.8	52.7	35.0
Total Gold sales	koz	116.2	121.3	124.8	352.1	337.4
Average Gold Price	$/oz	3,476	3,293	2,511	3,212	2,330
Copper Produced[1] - Didipio	kt	3.1	3.7	3.4	10.2	9.2
Copper Sales - Didipio	kt	4.4	3.0	3.5	10.6	8.9
Average Copper Price	$/lb	4.44	4.36	4.15	4.37	4.17
Cash Costs†
Haile	$/oz	1,981	997	683	1,117	1,152
Didipio	$/oz	787	873	824	835	803
Macraes	$/oz	1,345	1,496	1,458	1,408	1,185
Waihi	$/oz	1,539	1,670	1,538	1,551	1,588
Consolidated Cash Costs†	$/oz	1,420	1,210	987	1,203	1,123
AISC†
Haile	$/oz	3,464	1,890	1,537	2,127	1,814
Didipio	$/oz	1,213	1,287	1,103	1,214	1,075
Macraes	$/oz	2,171	2,146	2,099	2,198	2,060
Waihi	$/oz	2,039	2,190	2,252	2,080	2,357
Consolidated AISC†	$/oz	2,333	2,027	1,729	2,052	1,877
Free Cash Flow†	$M	94.4	120.1	65.7	283.3	98.7
Net profit[2]	$M	87.2	114.1	59.9	301.0	85.3
Adjusted net profit†2	$M	92.9	116.5	65.7	310.1	96.7
EBITDA†	$M	205.0	217.1	157.0	614.1	341.3
Adjusted EBITDA†	$M	210.7	219.5	162.8	623.2	352.7
Earnings per share - basic[2]	$/share	$0.38	$0.49	$0.25	$1.30	$0.36
Adjusted earnings per share - diluted†2	$/share	$0.40	$0.51	$0.27	$1.32	$0.40
Operating Cash Flow per share - diluted†	$/share	$0.93	$0.99	$0.66	$2.76	$1.40
Free Cash Flow per share-diluted†	$/share	$0.41	$0.51	$0.27	$1.21	$0.41
1Production is reported on a 100% basis as all operations are controlled by OceanaGold.
2Attributable to the shareholders of the Company.
† See “Non-IFRS Financial Information”

Conference Call and Webcast:
Senior management will host a conference call and webcast to discuss the quarterly results on Thursday, November 6, 2025 at 10:00 am EST (7:00 am PST). To participate in the conference call, please use one of the following methods:
Webcast: https://app.webinar.net/edmQZrLXkro
Toll-free North America: +1 888-510-2154
International: +1 437-900-0527
If you are unable to attend the call, a recording will be made available on the Company's website.
About OceanaGold
OceanaGold is a growing intermediate gold and copper producer committed to safely and responsibly maximizing the generation of Free Cash Flow from our operations and delivering strong returns for our shareholders. We have a portfolio of four operating mines: the wholly-owned Haile Gold Mine in the United States of America; the wholly-owned Macraes and Waihi operations in New Zealand; and the 80%-owned Didipio Mine in the Philippines.
For further information please contact:
Investor Relations:
Haley Mayers, Vice President, Investor Relations
Tel: +1 604-678-4097
ir@oceanagold.com
Valerie Burns, Manager, Investor Relations
Tel: +1 604-235-0742
ir@oceanagold.com
Media Relations:
Louise Burgess, Vice President, Communications
Tel: +1 604-403-2019
info@oceanagold.com

Cautionary Statement for Public Release
This public release contains certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian securities laws which may include, but is not limited to, statements with respect to the future financial and operating performance of the Company, its mining projects, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and resource estimates, costs of production, estimates of initial capital, sustaining capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of the development of new mines, costs and timing of future exploration and drilling programs, timing of filing of updated technical information, anticipated production amounts, requirements for additional capital, governmental regulation of mining operations and exploration operations, timing and receipt of approvals, consents and permits under applicable legislation, environmental risks, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. All statements in this public release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “may”, “plans”, “expects”, “projects”, “is expected”, “scheduled”, “potential”, “estimates”, “forecasts”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases, or may be identified by statements to the effect that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved.
Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks include, among others: future prices of gold; general business; economic and market factors (including changes in global, national or regional financial, credit, currency or securities markets); changes or developments in global, national or regional political and social conditions; changes in laws (including tax laws) and changes in IFRS or regulatory accounting requirements; the actual results of current production, development and/or exploration activities; conclusions of economic evaluations and studies; fluctuations in the value of the United States dollar relative to the Canadian dollar, the Australian dollar, the Philippines Peso or the New Zealand dollar; changes in project parameters as plans continue to be refined; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability or insurrection or war; labour force availability and turnover; adverse judicial decisions, inability or delays in obtaining financing or governmental approvals; inability or delays in the completion of development or construction activities or in the re-commencement of operations; legal challenges to mining and operating permits including the FTAA as well as those factors identified and described in more detail in the section entitled “Risk Factors” contained in the Company’s most recent Annual Information Form and the Company’s other filings with Canadian securities regulators, which are available on SEDAR+ at sedarplus.com under the Company’s name. The list is not exhaustive of the factors that may affect the Company's forward-looking statements.
The Company’s forward-looking statements are based on the applicable assumptions and factors Management considers reasonable as of the date hereof, based on the information available to Management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to: the Company’s ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.
The Company’s forward-looking statements are based on the opinions and estimates of Management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. The Company does not assume any obligation to update forward-looking statements if circumstances or Management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities the Company will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.
Non-IFRS Financial Information
Adjusted Net Profit/(Loss) and Adjusted Earnings/(Loss) per share
These are used by Management to measure the underlying operating performance of the Company. Management believes these measures provide information that is useful to investors because they are important indicators of the strength of the Company’s operations and the performance of its core business. Accordingly, such measures are intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Adjusted Net Profit/(Loss) is calculated as Net Profit/(Loss) less the impact of impairment expenses, write-downs, foreign exchange (gains)/losses, gain on sale of assets, OGP listing costs and restructuring costs related to transitioning certain corporate activities from Australia to Canada.
The following table provides a reconciliation of Adjusted Net Profit/(Loss) and Adjusted Earnings/(Loss) per share:

$M, except per share amounts	Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
Net profit	87.2	114.1	59.9	301.0	85.3
Foreign exchange (gain) loss	2.0	2.4	(1.3)	5.2	4.9
Write-down of assets	0.6	—	1.7	0.8	6.4
Gain on sale of Blackwater project	—	—	—	—	(17.6)
Tax expense on sale of Blackwater project	—	—	—	—	4.9
NYSE / PSE listing costs	1.6	—	5.4	1.6	10.9
Restructuring / Other costs	1.5	—	—	1.5	1.9
Adjusted net profit	92.9	116.5	65.7	310.1	96.7
Adjusted weighted average number of common shares - fully diluted	233.0	234.8	242.2	234.4	241.8
Adjusted earnings per share	0.40	0.51	0.27	1.32	0.40

EBITDA and Adjusted EBITDA
Management believes that Adjusted EBITDA is a valuable indicator of its ability to generate liquidity by producing operating cash flows to fund working capital needs, service debt obligations and fund capital expenditures. EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA is calculated as EBITDA less the impact of impairment expenses, write-downs, gains/losses on disposal of assets, OGP listing costs, foreign exchange gains/losses and other non-recurring costs. EBITDA Margin is calculated as EBITDA divided by revenue.
Prior to the first quarter of 2024, Adjusted EBITDA was calculated using an adjustment for a specific portion of unrealized foreign exchange gains/losses rather than the total foreign exchange gain/loss. The comparative quarters have been recalculated adjusting for all foreign exchange gains/losses.
The following table provides a reconciliation of EBITDA, Adjusted EBITDA and EBITDA Margin:

$M	Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
Net profit	93.1	117.6	60.6	311.9	89.3
Depreciation and amortization	62.3	54.9	86.0	170.9	220.7
Net interest expense and finance costs	1.0	1.5	4.3	4.3	16.2
Income tax expense on earnings	48.6	43.1	6.1	127.0	15.1
EBITDA	205.0	217.1	157.0	614.1	341.3
Write-down of assets	0.6	—	1.7	0.8	6.4
Gain on sale of Blackwater project	—	—	—	—	(17.6)
Tax expense on sale of Blackwater project	—	—	—	—	4.9
NYSE / PSE listing costs	1.6	—	5.4	1.6	10.9
Restructuring / Other costs	1.5	—	—	1.5	1.9
Foreign exchange (gain) loss	2.0	2.4	(1.3)	5.2	4.9
Adjusted EBITDA	210.7	219.5	162.8	623.2	352.7
Revenue	448.5	432.4	345.2	1,240.8	866.7
EBITDA Margin	46%	50%	45%	49%	39%
Cash Costs and AISC
Cash Costs are a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. Management uses this measure to monitor the performance of its mining operations and its ability to generate positive cash flows, both on an individual site basis and an overall company basis. Cash Costs include mine site operating costs plus indirect taxes and selling cost net of by-product sales and are then divided by ounces sold. In calculating Cash Costs, the Company includes copper and silver by-product credits as it considers the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing Management and other stakeholders to assess the net costs of gold production. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
Management believes that the AISC measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows, both on an individual site basis and an overall company basis, while maintaining current production levels. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow per ounce sold. AISC is calculated as the sum of Cash Costs, capital expenditures and exploration costs that are sustaining in nature and corporate G&A costs. AISC is divided by ounces sold to arrive at AISC per ounce.
Prior to the first quarter of 2025, Didipio’s AISC calculation excluded local corporate G&A costs which is consistent with the calculation of AISC for the other operations. In order to align the Company’s reporting of AISC with local reporting requirements in the Philippines, Management has included local corporate G&A costs in Didipio’s AISC calculation beginning in the first quarter of 2025.
The following table provides a reconciliation of consolidated Cash Costs and AISC:

$M, except per oz amounts	Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
Cost of sales, excl. depreciation and amortization	208.4	181.1	149.7	532.4	445.4
Indirect taxes	7.3	5.6	5.5	17.7	18.0
Selling costs	4.8	2.6	3.9	10.2	10.2
Other cash adjustments	(6.5)	(7.1)	(0.3)	(17.0)	(3.8)
By-product credits	(49.0)	(35.4)	(35.6)	(119.7)	(90.8)
Total Cash Costs (net)	165.0	146.8	123.2	423.6	379.0
Sustaining capital and leases	43.7	34.4	29.1	104.9	73.4
Deferred stripping and capitalized mining	53.7	49.0	51.6	158.0	137.6
Corporate general & administration	6.7	15.1	11.2	32.2	39.4
Onsite exploration and drilling	1.9	0.6	0.8	4.1	3.7
Total AISC	271.0	245.9	215.9	722.8	633.1
Gold sales (koz)	116.2	121.3	124.8	352.1	337.4
Cash Costs ($/oz)	1,420	1,210	987	1,203	1,123
AISC ($/oz)[1]	2,333	2,027	1,729	2,052	1,877
1Excludes the Additional Government Share related to the FTAA at Didipio of $16.6 million, $10.2 million and $34.3 million for the third quarter, second quarter and year to date 2025, respectively, as it is considered in nature of an income tax.
The following tables provides a reconciliation of Cash Costs and AISC for each operation:
Haile

$M, except per oz amounts	Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
Cash costs of sales	62.4	53.9	44.7	161.9	148.4
By-product credits	(0.9)	(1.9)	(0.7)	(4.7)	(2.2)
Inventory adjustments	4.5	(2.8)	(7.5)	(1.3)	8.5
Freight, treatment and refining charges	0.2	0.2	0.1	0.6	0.3
Total Cash Costs (net)	66.2	49.4	36.6	156.5	155.0
Sustaining capital and leases	20.1	16.2	15.7	46.7	32.6
Deferred stripping and capitalized mining	29.4	28.0	29.9	93.8	56.5
Onsite exploration and drilling	0.2	0.1	—	1.1	—
Total AISC	115.9	93.7	82.2	298.1	244.1
Gold sales (koz)	33.4	49.6	53.6	140.1	134.6
Cash Costs ($/oz)	1,981	997	683	1,117	1,152
AISC ($/oz)	3,464	1,890	1,537	2,127	1,814

Didipio

$M, except per oz amounts	Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
Cash costs of sales	37.1	38.3	36.0	107.5	107.6
By-product credits	(45.0)	(30.9)	(33.5)	(107.1)	(85.0)
Royalties	2.9	2.4	2.1	6.9	5.1
Indirect taxes	7.3	5.7	5.7	17.7	16.1
Inventory adjustments	15.2	(0.7)	7.3	19.0	6.7
Freight, treatment and refining charges	5.9	3.2	6.2	12.9	13.4
Total Cash Costs (net)	23.4	18.0	23.8	56.9	63.9
Sustaining capital and leases	10.8	7.0	5.7	20.5	15.6
Deferred stripping and capitalized mining	1.2	1.1	2.4	4.2	6.1
General & administration[1]	0.2	0.3	—	0.5	—
Onsite exploration and drilling	0.3	—	—	0.3	—
Total AISC	35.9	26.4	31.9	82.4	85.6
Gold sales (koz)	29.7	20.6	28.9	68.1	79.6
Cash Costs ($/oz)	787	873	824	835	803
AISC[1] ($/oz)	1,213	1,287	1,103	1,214	1,075
1Excludes the Additional Government Share of FTAA at Didipio of $16.6 million, $10.2 million and $34.3 million for the third quarter, second quarter, and year to date 2025, respectively, as it is considered in nature of an income tax.
Macraes

$M, except per oz amounts	Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
Cash costs of sales	40.9	43.3	38.9	123.4	92.6
Less: by-product credits	—	—	—	(0.1)	(0.1)
Royalties	2.8	2.6	0.2	6.1	2.4
Inventory adjustments	0.1	5.9	3.9	(1.6)	9.1
Freight, treatment and refining charges	0.2	0.3	0.1	0.7	0.5
Total Cash Costs (net)	44.0	52.1	43.1	128.5	104.5
Sustaining capital and leases	10.6	8.4	5.0	28.4	18.2
Deferred stripping and capitalized mining	16.3	14.2	13.7	42.8	57.8
Onsite exploration and drilling	0.2	0.1	0.1	0.9	1.1
Total AISC	71.1	74.8	61.9	200.6	181.6
Gold sales (koz)	32.7	34.8	29.5	91.2	88.2
Cash Costs ($/oz)	1,345	1,496	1,458	1,408	1,185
AISC ($/oz)	2,171	2,146	2,099	2,198	2,060

Waihi

$M, except per oz amounts	Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
Cash costs of sales	30.9	30.7	21.3	88.4	58.8
By-product credits	(3.1)	(2.6)	(1.4)	(7.8)	(3.5)
Royalties	0.8	0.6	0.4	1.9	1.0
Inventory adjustments	2.7	(1.4)	(0.6)	(1.0)	(0.8)
Add: Freight, treatment and refining charges	0.1	—	—	0.2	0.1
Total Cash Costs (net)	31.4	27.3	19.7	81.7	55.6
Sustaining capital and leases	2.8	2.2	2.7	9.3	7.0
Deferred stripping and capitalized mining	6.8	5.7	5.6	17.2	17.2
Onsite exploration and drilling	0.7	0.5	0.7	1.4	2.6
Total AISC	41.7	35.7	28.7	109.6	82.4
Gold sales (koz)	20.4	16.3	12.8	52.7	35.0
Cash Costs ($/oz)	1,539	1,670	1,538	1,551	1,588
AISC ($/oz)	2,039	2,190	2,252	2,080	2,357
Net Cash/(Debt)
Net Cash/(Debt) has been calculated as total debt less cash and cash equivalents. Management believes this is a useful indicator to be used in conjunction with other liquidity and leverage ratios to assess the Company’s financial health. Prior to 2024, lease liabilities were included in the calculation of Net Cash/ (Debt). The change in respect of 2024 is consistent with the generally adopted approach to the calculation of Net Cash/(Debt). The comparative quarters have been recalculated excluding lease liabilities.
The following table provides a reconciliation of Net Cash/(Debt):

$M	September 30, 2025	December 31, 2024
Revolving credit facility	—	—
Fleet facility[1]	—	(2.8)
Unamortized transaction costs	—	1.2
Total debt	—	(1.6)
Cash and cash equivalents	334.9	193.5
Net Cash†	334.9	191.9
1Fleet facility arrangement for mining equipment financing was fully repaid in March 2025. There are no additional amounts available under the fleet facility.

Operating Cash Flow per share
Operating Cash Flow per share before working capital movements is calculated as the cash flows provided by operating activities adjusted for changes in working capital then divided by the fully diluted adjusted weighted average number of common shares issued and outstanding.
The following table provides a reconciliation of total fully diluted Operating Cash Flow per share:

$M, except per share amounts	Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
Cash provided by operating activities	227.5	226.9	164.7	626.0	347.8
Changes in working capital	(9.8)	4.9	(3.7)	20.3	(9.7)
Cash flows provided by operating activities before changes in working capital	217.7	231.8	161.0	646.3	338.1

Adjusted weighted average number of common shares - fully diluted	233.0	234.8	242.2	234.4	241.8
Operating Cash Flow per share	$0.93	$0.99	$0.66	$2.76	$1.40
Free Cash Flow
Free Cash Flow has been calculated as cash flows from operating activities, less cash flow used in investing activities. Management believes Free Cash Flow is a useful indicator of the Company’s ability to generate cash flow and operate net of all expenditures, prior to any financing cash flows. Free Cash Flow per share is calculated as the Free Cash Flow divided by the fully diluted adjusted weighted average number of common shares issued and outstanding.
The following table provides a reconciliation of Free Cash Flow:

$M, except per share amounts	Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
Cash flows provided by Operating Activities	227.5	226.9	164.7	626.0	347.8
Cash flows used in Investing Activities	(133.1)	(106.8)	(99.0)	(342.7)	(249.1)
Free Cash Flow	94.4	120.1	65.7	283.3	98.7

Adjusted weighted average number of common shares - fully diluted	233.0	234.8	242.2	234.4	241.8
Free Cash Flow per share	$0.41	$0.51	$0.27	$1.21	$0.41